Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratios of earnings to fixed charges for the periods indicated on a consolidated historical basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” are defined as income before taxes plus fixed charges less capitalized interest. “Fixed charges” consist of interest expensed and capitalized and an estimate of interest within rent expense .

	Period from June 1, 2011 through December 31,	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2014	2015
	(Predecessor)	(Predecessor)
Ratio of earnings (loss) to fixed charges (1)	61.47	59.40	5.89	-	3.96

(1)

The ratio of earnings for the year ended December 31, 2014 was inadequate to cover fixed charges by approximately $14.7 million, primarily due to an impairment charge of $32.5 million in our WE&S segment associated with a decline in commodity prices and drilling activity around some of our SWD facilities.

For the periods indicated above, we have no outstanding shares of preferred units with required distributions. Therefore, the ratios of earnings to combined fixed charges and preferred unit distributions are identical to the ratios presented in the tables above.

Income Before Taxes	$2,162	$6,595	$19,592	$(14,711)	$3,030

Plus
- Interest Expensed	35	111	4,000	3,208	1,007
- Capitalized Interest	-	-	-	-	-
- Estimated Interest Within Rent Expense	1	2	8	67	17
Total Fixed Charges	36	113	4,008	3,275	1,024

Less
- Capitalized Interest	-	-	-	-	-

Earnings	$2,198	$6,708	$23,600	$(11,436)	$4,054